Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco announces new Chief Executive Officer and new Executive Committee

Following the transition process planned and communicated to the market more than two years ago, Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) announced today a number of changes in its Executive Committee.

After more than 22 years leading the organization, Roberto Setubal has reached the age limit for acting as the Company’s Chief Executive Officer. As from the following General Shareholders Meeting, Roberto will leave the Executive Presidency of Itaú Unibanco and will act, together with Pedro Moreira Salles, as co-chairman of the Board of Directors of the Company.

Marco Bonomi, who has also reached the age limit for acting as a Company’s Officer, will leave the position of Retail General Officer (Diretor Geral de Varejo) and will take over as a member of the Board of Directors of Itaú Unibanco, service for which he will be appointed during the next General Shareholders Meeting. With more than four decades of experience in the retail business, Marco will certainly add valuable contributions to the Board of Directors in view of his knowledge of the banking industry.

Candido Bracher will replace Roberto Setubal as the Company’s new Chief Executive Officer. With more than 36 years of experience in the financial market, Candido held within the last 28 years positions at BBA Creditanstalt, Itaú BBA and Itaú Unibanco, with leading performance in several functions, contributing to the evolution of the respective organizations. “It was with great enthusiasm that I have received the news about my nomination for the Presidency of Itaú Unibanco. The performance of this role, relying on the cooperation and experience of Pedro and Roberto and being able to count on the outstanding professionals that will compose the Executive Committee, is the most stimulating professional activity that I can imagine”, affirms Candido Bracher.

Eduardo Vassimon, who joined the group in 1980 and has served, during the last years, as CFO and CRO of the bank, will replace Candido Bracher as the Company’s Whosale General Officer (Diretor Geral de Atacado), leading the businesses of large and middle corporations, investment banking, Asset Management, Private Banking, Treasury, as well as Latin America businesses.

Marcio Schettini, who developed his career in several retail businesses and performed a fundamental role in the recent transformation of the technology department of the bank, will assume the position of General Retail Officer (Diretor Geral de Varejo), replacing Marco Bonomi in the management of the banking Branches, small and middle companies, Credit Cards and “Rede” (our acquiring business), Real Estate, Insurance and Vehicles. The marketing department will also be under his supervision.

Caio David will rejoin the Executive Commitee of Itaú Unibanco as Vice-President and will be responsible for the Risk and Finance areas, assuming the position of CFO and CRO of the Company. During the last years, Caio performed with distinction the role of CFO and, more recently, the role of Treasurer of Itaú Unibanco, with excellent results, leaving the area prepared for this new phase.

André Sapoznik, who built up his career in the bank on the retail businesses, will be promoted to the position of Vice President and will lead the Technology and Operations departments in lieu of Marcio Schettini. “We have never had at the bank such a great interaction with technology as we have now. Technology is clearly transforming the banking industry. We believe that the digital channels will be the leading communication channel between the bank and the client”, affirms Roberto Setubal.

Claudia Politanski remains as Vice-President of the Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations. Claudia had a crucial role in the conduction of the cultural renewal process of Itaú Unibanco. The diversity of talents, which allows, today, a smooth transition of this magnitude reflects the success of this work.

"The changes that we announce today follow an envisaged plan announced in 2013. They also reaffirm the great strength of Itaú Unibanco in the generation of talented executives, who are prepared to undertake growing responsibilities, keeping the performance level of the bank. They also reflect the confidence of the Board of Directors in the managerial culture and governance deployed in the bank, with the aim of institutionalizing the recognized management quality, always seeking the creation of sustainable value for the shareholders, employees and clients, contributing for the transformation and development of Brazil”, says Roberto Setubal.

“With this movement, Itaú Unibanco renews its commitment and engagement with meritocracy and good governance. There aren´t many companies that may take a step like this, which reflects the depth of our pool of talents, as well as our belief on the value of renovation. I wish great success to Candido and to his future team in the Executive Committee; at the same time I receive with great joy the task of conducting the Board of Directors alongside with my dear friend Roberto”, finalizes Pedro Moreira Salles.

São Paulo (SP), November 9th, 2016.

MARCELO KOPEL

Investor Relations Officer